EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

	Year Ended December 31,
	Proforma 2003(1)	2003	2002	2001	2000	1999
Net income	$65,495	$59,411	$26,237	$53,171	$28,749	$19,105
Cumulative effect of accounting change	(12,324)	(12,324)	—	1,522	—	—
Provision for income taxes	41,377	33,452	16,732	34,388	16,765	5,332
Fixed charges (see below)	82,946	26,407	21,994	20,707	19,806	18,588
Interest capitalized	(6,399)	(2,021)	(2,387)	(3,145)	(3,818)	(3,592)

Total adjusted earnings available for payment of fixed charges	$171,095	$104,925	$62,576	$106,643	$61,502	$39,433

Ratio of earnings to fixed charges	2.1	4.0	2.9	5.2	3.1	2.1

Fixed charges
Interest expense/debt extinguishment costs	$74,447	$23,778	$19,377	$17,411	$15,885	$14,912
Interest capitalized	6,399	2,021	2,387	3,145	3,818	3,592
Rental expense representative of interest factor	2,100	608	230	151	103	84

Total fixed charges	$82,946	$26,407	$21,994	$20,707	$19,806	$18,588

(1)	Reflects the effect of (i) Plains Exploration’s issuance of $75.0 million of 8.75% senior subordinated notes due 2012 on May 30, 2003; (ii) Plains Exploration’s acquisition of 3TEC Energy Corporation on June 4, 2003 and (iii) Plains Exploration’s proposed acquisition of Nuevo Energy Company. Unaudited proforma consolidated financial statements are included in Plains Exploration’s Current Report on Form 8-K dated March 17, 2004.